April 2, 2020

Stephen J. Barnard
President and Chief Executive Officer
Mission Produce, Inc.
2500 E. Vineyard Avenue
Suite 300
Oxnard, CA 93036

       Re: Mission Produce, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted March 23, 2020
           CIK No. 1802974

Dear Mr. Barnard:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment #1 to Draft Registration Statement on Form S-1 submitted on March 23, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 49

1. You state on page 50, "The increase in accounts receivable when compared to prior year
       [...] primarily reflects an increase in days sales outstanding as of October 31, 2019." We computed days sales outstanding in accounts receivable of 28 days at both October 31,
       2018 and 2019. Please revise the disclosure to reconcile this discrepancy and explain how you computed days sales outstanding for all periods. In addition, we computed days sales outstanding in accounts receivable of 35.5 days at January 31, 2020 while you state
 Stephen J. Barnard
Mission Produce, Inc.
April 2, 2020
Page 2
         "Increases in accounts receivable are due primarily to higher sales volumes in the preceding period relative to prior year end." on page 49. Please revise your disclosure to more further explain the increase in accounts receivable at January 31, 2020 and address the increase in days sales outstanding or tell us why you believe additional explanation is not necessary.
2. You state on page 49 "Decreases in accounts payable and accrued expenses are primarily attributed to the payment of annual incentive bonus in January 2020." Please expand the disclosure to explain why annual incentive bonuses affect accounts payable, if true, or revise the disclosure as necessary. Also, while we note that accrued expenses decreased at
         January 31, 2020, accounts payable increased at January 31, 2020. Please revise the disclosure to explain why accounts payable increased at January 31, 2020.
Critical Accounting Estimates, Stock Based Compensation, page 54

3. With regard to your response to comment 13, please revise to disclose the factors that contributed to the fair value increase of your shares from $159.90 per share at
         September 20, 2018 to $239.28 per share at October 29, 2019. In addition, provide us the estimated offering price or range when it is available and explain to us the reasons for significant differences between recent valuations of your common stock and the estimated offering price.
        You may contact Kristin Lochhead at (202) 551-3664 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202)
551-3758 with any other questions.



FirstName LastNameStephen J. Barnard                           Sincerely,
Comapany NameMission Produce, Inc.
                                                               Division of
Corporation Finance
April 2, 2020 Page 2                                           Office of Life
Sciences
FirstName LastName